Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 15, 2023

Re:	Nixplay, Inc.
Amended Offering Statement on Form 1-A
File No. 024-12011

Ladies and Gentlemen:

On behalf of Nixplay, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 P.M., Eastern Time, on Monday, March 20, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Mark Palfreeman

Mark Palfreeman

Chief Executive Officer

Nixplay, Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP